Evotec SE

Annual General Meeting on 20.06.2023

Voting Results

TOP	Index		Number of valid votes	in % of registered capital stock	Yes-Votes	Yes-%	No-Votes	No-%	
2		Resolution discharging the members of the Management Board of liability for financial year 2022	117,829,638	66.59	117,315,341	99.56	514,297	0.44	passed
3		Resolution discharging the members of the Supervisory Board of liability for financial year 2022	103,564,817	58.53	100,796,652	97.33	2,768,165	2.67	passed
4		Resolution regarding the appointment of the auditor for the annual financial statements and the consolidated financial statements for financial year 2023 and the appointment of the auditor for any review of additional financial information during the year	119,991,012	67.81	119,942,435	99.96	48,577	0.04	passed
5		Resolution cancelling the existing authorisation to issue convertible bonds and/or warrant-linked bonds and/or profit-linked bonds (or combinations of these instruments), to cancel the corresponding contingent capital and resolution to create a new authorisation to issue convertible bonds and/or warrant-linked bonds and/or profit-linked bonds (or combinations of these instruments), to create new contingent capital and to amend the Articles of Association	119,980,384	67.80	117,250,502	97.72	2,729,882	2.28	passed
6		Resolution to approve the Remuneration Report 2022	119,974,417	67.80	86,613,738	72.19	33,360,679	27.81	passed
7		Resolution amending the Company's Articles of Association to enable virtual general meetings and other amendments in connection with virtual and hybrid general meetings:							
	a)	Extension of article 15 of the Company's Articles of Association (venue, convening and right of attendance) by a new paragraph 8 (virtual General Meeting)	113,365,026	64.07	106,855,203	94.26	6,509,823	5.74	passed
	b)	Extension of article 15 of the Company's Articles of Association (venue, convening and right of attendance) by a new paragraph 9 (Participation of members of the Supervisory Board in the General Meeting by means of a video and audio stream)	115,392,654	65.21	112,653,863	97.63	2,738,791	2.37	passed

The proposed resolutions as published in the Federal Gazette of 15.05.2023 were put to the vote.